

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

April 17, 2009

<u>Via U.S. Mail and Facsimile</u>

Terry W. Rathert
Chief Financial Officer
Newfield Exploration Company
363 North Sam Houston Parkway East
Suite 100
Houston, Texas 77060
Fax: (281-674-2571)

> **Re:** **Newfield Exploration Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 1-12534**

Dear Mr. Rathert:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

H. Roger Schwall
Assistant Director